AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm
Thereon)

AURIGA USA, LLC
(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

December 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Auriga USA, LLC:

We have audited the accompanying statement of financial condition of Auriga USA, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of Auriga USA, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Auriga USA, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2017

AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Financial Condition

As of December 31, 2016

Assets

Cash and cash equivalents	$	1,802,627
Receivable from broker		7,554,310
Securities owned, at fair value ($1,668,759 pledged as collateral)		4,850,305
Accounts receivable		12,900
Due from affiliates		351,172
Note receivable		180,000
Other assets		303,637
Total assets	$	15,054,951

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	4,126,288
Securities sold under an agreement to repurchase		1,707,203
Compensation payable		1,447,543
Accounts payable and accrued expenses		321,777
Due to affiliates		100,568
Total liabilities		7,703,379
Member's equity		7,351,572
Total liabilities and member's equity	$	15,054,951

See accompanying notes to the statement of financial condition.

(1) Organization

Auriga USA, LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Auriga Services, LLC, (the "Parent"), a New York limited liability company ("LLC").

The Company generates revenue by providing brokerage services for fixed income securities and proprietary trading in fixed income securities.

(2) Summary of Significant Accounting Policies

(a) *Basis of Preparation*

The statement of financial condition (the "financial statement") has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker-dealer industry. In preparing the financial statement in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from such estimates.

(b) *Cash and Cash Equivalents*

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at major financial institutions.

As of December 31, 2016, the Company had amounts exceeding the Federal Deposit Insurance Corporation ("FDIC") insurance coverage as the majority of the cash and cash equivalents amounts were held in a non-interest bearing account with First Republic Bank. The FDIC insurance coverage per depositor per institution for all non-interest bearing accounts is $250,000 as of December 31, 2016. As of December 31, 2016, the Company had a balance in its account at First Republic Bank of $1,802,627.

(c) *Securities Transactions*

The Company executes trades as agent or riskless principal as well as from fixed income proprietary trading activities. These activities are recorded on a trade date basis.

The Company recognizes certain financial instruments at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis. For more information on fair value, see Note 3 – Fair Value Measurements.

(d) *Securities Sold Under an Agreement to Repurchase*

The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") in order to finance the Company's trading inventory. Securities sold under agreements to repurchase are accounted for as financing transactions and are recorded on a settlement basis. Interest and the annual fee on the repurchase agreement are accrued and included in the statement of financial condition in due to affiliates.

(e) *Notes Receivable*

In August of 2016, the Company purchased a convertible promissory note (the "Note") with a principal balance of $180,000 and an annual interest rate of 8% from a Member of the Parent for $180,000. It has a scheduled maturity of March 15, 2017. The Note, which was originally between the Parent and one of its Members, is now between the Company and the Parent. At the time of the purchase, the Note had accrued interest of $8,000. The Note's contingent conversion option provides the Company with the right, but not the obligation, to covert the outstanding principal balance of $180,000 into 9% of the Parent's total equity in the Company.

(f) *Income Taxes*

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a single member limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. The Company is owned by a multi-member LLC where income earned is passed through to the underlying members and therefore is taxed like a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

In the state of California, the Company is required to file separately and does not allow for loss carryover. The Company pays a withholding tax and LLC tax based on revenue generated by offices in the state of California. For the year ending December 31, 2016, the Company accrued $6,800 of withholding.

(3) Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

As of December 31, 2016, the Company had no Level 3 assets or liabilities.

(a)   ***Securities Owned, at Fair Value***

The Company's securities portfolio is comprised of U.S. government treasuries, non-agency residential mortgage-backed securities, corporate bonds and municipal bonds. At December 31, 2016, the Company held $4,850,305 of securities reported at fair value. The securities are valued using a pricing vendor that obtained the values based on recent trades in the market and based on pricing of similar securities as well as the Company's own assumptions of market conditions, underlying collateral and how market participants will price similar assets.

(b)   ***Securities Sold, Not Yet Purchased, at Fair Value***

Securities sold, not yet purchased, at fair value, consist of corporate bonds that the Company has sold short. The Company will be required to "cover" its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company sells the security to when the Company purchases it in the market to cover the short sale. At year end, the Company held short positions in corporate bonds of $4,126,288.

AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Notes to the Statement of Financial Condition

December 31, 2016

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total at fair value
December 31, 2016				
Assets				
Securities owned, at fair value				
Corporate bonds	$ —	3,011,512	—	3,011,512
Residential mortgage-backed securities (RMBS)	—	1,670,010	—	1,670,010
U.S. government treasuries	—	123,775	—	123,775
Municipal bonds	—	45,008	—	45,008
Total assets at fair value	$ —	4,850,305	—	4,850,305
Liabilities				
Securities sold, not yet purchased, at fair value:				
Corporate bonds	—	4,126,288	—	4,126,288
Total liabilities at fair value	$ —	4,126,288	—	4,126,288

(c) **Transfers between Level 1 and Level 2**

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016.

(d) ***Estimated Fair Value of Financial Instruments Not Carried at Fair Value***

The following table provides the carrying amount and the fair value of financial instruments which are not carried at fair value in the statement of financial condition:

	Carrying amount	Level 1	Level 2	Level 3	Total fair value
December 31, 2016					
Financial Assets					
Cash and cash equivalents	$ 1,802,627	1,802,627	—	—	1,802,627
Accounts receivable	12,900	—	12,900	—	12,900
Receivable from broker	7,554,310	—	7,554,310	—	7,554,310
Due from affiliates	351,172	—	351,172	—	351,172
Note receivable	180,000	—	180,000	—	180,000
Total financial assets	$ 9,901,009	1,802,627	8,098,382	—	9,901,009
Financial Liabilities					
Securities sold under an agreement to repurchase	$ 1,707,203	—	1,707,203	—	1,707,203
Due to affiliates	100,568	—	100,568	—	100,568
Compensation payable	1,447,543	—	1,447,543	—	1,447,543
Total financial liabilities	$ 3,255,314	—	3,255,314	—	3,255,314

The fair value of the financial assets and liabilities above are considered to approximate their carrying amounts because they have limited counterparty credit risk, and are short term in nature and /or bear interest at market rates.

(4) Securities Sold Under an Agreement to Repurchase

Securities sold under an agreement to repurchase, which are accounted for as secured borrowings, are reflected at the amount of cash received in connection with the transaction. The securities sold under an agreement to repurchase are collateralized by residential mortgage-backed securities held by the Company. The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. If there is a decrease in the fair value of the collateral pledged in the repurchase agreement, the Company could be required to provide additional collateral to the counterparty. This would decrease the amount of assets for other liquidity needs.

The Company entered into a master repurchase agreement with Auriga Global Investors SV S.A. ("AGI") in February 2013. The repurchase agreement allows for maximum of $10,000,000 of securities sold that must be repurchased within 180 days at a rate of 7% per annum. The maximum can be increased with written notice 30 days prior to the date on which the line would increase.

(5) Collateral Arrangements

Under the Company's collateralized financing arrangements, the Company provides collateral. At December 31, 2016, securities with a fair market value of $1,668,759 were pledged as collateral related to securities sold under an agreement to repurchase which had a carrying amount of $1,707,023 as of December 31, 2016.

(6) Regulatory Requirements

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain the greater of minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness. Net capital and aggregate indebtedness change day-to-day, but as of December 31, 2016, the Company had net capital of $5,160,196, which was $5,035,537 in excess of its required minimum net capital of $124,659. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

The Company maintains proprietary accounts with the clearing broker ("PAB assets") for trading, deposits, errors, accommodations and sundry expense purposes. The Company regularly trades for its own account. PAB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAB assets similar to the customer computation set forth in Rule 15c3-3.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

(7) Related Party Transactions

The following table presents the Company's related party assets and liabilities as of December 31, 2016:

		Auriga Global Investors SV S.A.	Auriga Capital Management LLC	Auriga Holdings LLC	Auriga Services LLC	Auriga USA Asset Management LLC	Total
Assets							
Due from affiliates	$	—	21,590	48,094	228,173	53,315	351,172
Note receivable		—	—	—	180,000	—	180,000
Total	$	—	21,590	48,094	408,173	53,315	531,172
Liabilities							
Securities sold under an agreement to repurchase	$	1,707,203	—	—	—	—	1,707,203
Due to affiliates		100,568	—	—	—	—	100,568
Total	$	1,807,771	—	—	—	—	1,807,771

(a) Transactions with the Parent (Auriga Services, LLC)

The Company entered into an expense sharing arrangement with the Parent on June 1, 2011. The agreement provides the Parent with reimbursement of expenses and services such as, but not limited to, administrative support, technology, rent, legal and accounting provided to the Company. No balance is due at year end.

Additionally, during the year various direct expenses were paid by the Parent for services such as salaries, commissions, medical benefits and related items. A net receivable of $228,173 remained due from the Parent at December 31, 2016.

The Company received a contribution from its Parent of $100,000 in May 2016.

(b) Transactions with Auriga Global Investors SV S.A.

The Company entered into a master repurchase agreement with AGI in February 2013, see Note 4 – Securities Sold Under an Agreement to Repurchase.

At December 31, 2016, the Company had $1,707,203 outstanding as an obligation to repurchase. During the year, the Company had an average balance of $2,993,634 with a maximum month end balance of $7,541,407. The Company during the year incurred interest expense and fees related to the agreement, of which $100,568 remains accrued at December 31, 2016.

(c)   *Transactions with Auriga Capital Management, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Capital Management, LLC, an affiliate. For the year ended December 31, 2016, the Company did not incur any expenses and had a balance of $21,590 due at year end.

(d)   *Transactions with Auriga Holdings, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga Holdings LLC, an affiliate during the course of the year. The Company, during the year, incurred expenses, of which $48,094 remains due at December 31, 2016.

(e)   *Transactions with Auriga USA Asset Management, LLC*

The Company incurred expenses for support services, including but not limited to, legal and general office support provided to Auriga USA Asset Management, LLC, an affiliate of the parent, during the course of the year. The Company, during the year, incurred expenses and the entire balance remains due at December 31, 2016.

(8) Transactions with Clearing Broker

The Company trades and clears all of its trades through its clearing broker. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company may use margin provided by the clearing broker during the year for the purchase of agency securities and to cover temporary shortfalls in clearing activity. During the year the Company's margin borrowings averaged approximately $11.4 million per month and had a maximum borrowing of approximately $41.5 million.

At December 31, 2016, the Company had a net $7,554,310 receivable from broker balance, of which, $350,000 is held in deposit as required by the clearing agreement.

(9) Concentration Risk

In the normal course of business, the Company executes with its clearing broker, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

Additionally, the Company, during normal trading activity, may hold securities of a single class or series of an issuer in its accounts that exceed 10% of its tentative net capital creating an undue concentration. As of December 31, 2016, the Company's securities portfolio was comprised of long and short securities positions. The Company's long positions were comprised primarily of Corporate bonds (62%) and mortgage-backed securities (34%), which represented 96% of the total securities held long, which also included US treasuries and municipal bonds. The top five securities held represented 44% of the securities held long at year end. The Company's short securities positions were comprised entirely of corporate bonds. 43% of the short positions held at year end by the Company were held in the securities of 5 different companies. Undue concentration deductions have been made on the individual securities in the Company's net capital calculations in accordance with the SEC's net capital requirements at December 31, 2016.

(10) Commitments and Contingencies

(a) *Litigation Matters*

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business.

In December 2015, the Company was named as a co-respondent in a complaint filed with FINRA arbitration related to the hiring of two current employees. The Claimant has alleged that the Company disregarded the non-compete and non-solicit obligations the new employees had with the Claimant. An arbitration hearing has been set for May 2017. The Company, based on the facts of the case, believes that the claims are without merit and will defend itself against these claims.

The Company will defend itself vigorously against these and any such claims. Although the outcome of these matters is not determinable, management does not expect the ultimate costs to resolve these matters will have a material effect on its financial condition.

(b) *Lease Commitments*

The Company leases office spaces in New York, NY, Santa Monica, CA and Chicago, IL.

The following is a schedule by year of future minimum annual rental payments under the leases at December 31, 2016:

	Lease Expiration	2017
New York, NY	4/30/2017	60,300
Santa Monica, CA	5/31/2017	15,295
Chicago, IL	7/31/2017	15,583

(11) Employee Benefits Plans

In December 2012, the Parent created the Auriga Services LLC 401(k) Profit Sharing Trust (the "Plan"), a defined contribution plan under Section 401(k) of the Internal Revenue Code, for the benefit of the Company and its affiliated companies. The Plan's year end is December 31st and has an annual profit sharing feature. The Parent, at its sole discretion, determines the amount, if any, of profit to be contributed to the Plan. Additionally, the Parent may be required to make a Qualified Non-Elective Contribution ("QNEC") to certain non-highly compensated employees within the plan.

The Company may be subject to additional compensation and benefits expense as a result of the Plan and its profit sharing feature through the expense sharing arrangement between the Company and its Parent. As of the year ending, December 31, 2016, the Company had not accrued any expense related to the Plan as part of the expense sharing agreement.

(12) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2017, the date the Company's Statement of Financial Condition is available to be issued.

On January 25, 2017, the Company entered into a new 5 year lease for office space in New York, NY. The lease begins March 1, 2017 and the Company expects to complete the move in April 2017.